EXHIBIT 12

SOUTHWESTERN ELECTRIC POWER COMPANY CONSOLIDATED
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Year Ended December 31,					Twelve Months Ended	Nine Months Ended
	2004	2005	2006	2007	2008	9/30/2009	9/30/2009
EARNINGS
Income Before Income Taxes and Equity Earnings	$127,417	$114,341	$138,289	$87,333	$129,489	$176,699	$137,903
Fixed Charges (as below)	58,094	55,808	63,242	79,435	119,516	122,646	78,260
Total Earnings	$185,511	$170,149	$201,531	$166,768	$249,005	$299,345	$216,163

FIXED CHARGES
Interest Expense	$54,261	$50,089	$55,213	$60,619	$93,150	$87,973	$51,894
Credit for Allowance for Borrowed Funds Used During Construction	312	1,198	2,208	9,795	19,800	27,973	21,341
Trust Dividends	(179)	(179)	(179)	(179)	(134)	-	-
Estimated Interest Element in Lease Rentals	3,700	4,700	6,000	9,200	6,700	6,700	5,025
Total Fixed Charges	$58,094	$55,808	$63,242	$79,435	$119,516	$122,646	$78,260

Ratio of Earnings to Fixed Charges	3.19	3.04	3.18	2.09	2.08	2.44	2.76